Exhibit 99.2

TOKENCAT LIMITED

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net loss	(40,675)	(675)	(93)
Add:
Depreciation and amortization	—	—	—
Subtract:
Interest income, net	(442)	(753)	(105)
EBITDA	(40,233)	78	12
Add:
Share-based compensation expenses	15,505	8,994	1,255
Change in fair value of warrant liability	(2,338)	(42,069)	(5,873)
Impairment of long-lived assets	300	—	—
Adjusted EBITDA	(26,766)	(32,997)	(4,606)

Net loss	(40,675)	(675)	(93)
Add:
Share-based compensation expenses	15,505	8,994	1,255
Change in fair value of warrant liability	(2,338)	(42,069)	(5,873)
Impairment of long-lived assets	300	—	—
Adjusted net loss	(27,208)	(33,750)	(4,711)
Adjusted net loss attributable to TokenCat Limited’s shareholders	(27,208)	(33,750)	(4,711)
Weighted average number of ordinary shares
Basic and diluted	421,273,519	564,269,444	564,269,444
Adjusted net loss per share from operations
Basic and diluted	(0.06)	(0.06)	(0.01)